NORWEST FINANCIAL, INC.

Computation of Ratios of Earnings to Fixed Charges

Exhibit 12

	Years Ended December 31,
(Thousands of Dollars)
	1999	1998	1997	1996	1995
Net earnings	$265,361	$238,604	$269,450	$276,331	$267,941

Add:
Fixed charges:
Interest including amortization of debt expense	520,063	485,784	401,736	372,859	359,079
One third of rentals*	13,974	13,406	12,107	10,748	10,317

Total fixed charges	534,037	499,190	413,843	383,607	369,396

Provision for income taxes	149,190	121,668	144,082	148,096	147,873

Total net earnings, fixed charges and income taxes—"Earnings"	$948,588	$859,462	$827,375	$808,034	$785,210

Ratio of earnings to fixed charges	1.78	1.72	2.00	2.11	2.13

* One-third of rentals is deemed representative of the interest factor.